United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 FORM 12b-25

                                SEC FILE NUMBER
                                ---------------
                                    1-13162


                                 CUSIP NUMBER
                                 ------------
                                 292157 10 4

                           Notification of Late Filing

(Check  One):Form  10-K  __  Form  20-F  __Form 11-K _X_ Form 10-Q __Form N-SAR

           For  Period  Ended:      March  31,  1999
                                 ------------------------
          {  }          Transition  Report  on  Form  10-K
          {  }          Transition  Report  on  Form  20-F
          {  }          Transition  Report  on  Form  11-K
          {  }          Transition  Report  on  Form  10-Q
          {  }          Transition  Report  on  Form  N-SAR
          For  the  Transition  Period  Ended:
__________________________________________________
Read Instruction (on back page) Before Preparing Form Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                  ------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  -  REGISTRATION  INFORMATION

                                EMPIRIC ENERGY, INC.
                             Full  Name  of  Registrant

                                        N/A
                           Former  Name if  Applicable


                         12750 Merit Drive, Suite 750
        Address  of  Principal  Executive  Office  (Street  and  Number)


                              Dallas, Texas 75251
                           City, State and Zip Code


PART  II  -  RULES  12B-25(B)  AND  (C)

If  the  subject  report  could  not  be  filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  box  if  appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     x    (b)     The subject annual report, semi-annual report, transition
                  report  on  Form 10-K, Form 20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the  prescribed  time  period.    (Attach  Extra  Sheets  if  Needed)

  Registrant is still in process of resolving issues related  to the March 31,
                          1999 Financial Statements.

PART  IV  -    OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Renn Rothrock, Jr.                (972)                387-4100
        (Name)                     (Area Code)        (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                __Yes  _X_No

                  Form  10-KSB  for  period  ending  12/31/98


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __Yes _X_No



If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             EMPIRIC ENERGY, INC.
                             --------------------
                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      May 13, 1999                By:      /s/ Renn Rothrock,  Jr.
     --------------------------           ------------------------------------

INSTRUCTION: The form may be signed by an executed officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
   Intentional misstatements or omissions of fact constituted Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission. Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report with in the time period prescribed due top difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.